PROSPECTUS SUPPLEMENT (To Prospectus dated December 22, 2015)	Filed pursuant to Rule 424(b)(7) Registration No. 333-208717
5,258,420
Common Shares

This prospectus supplement updates the prospectus and prospectus supplement of Gramercy Property Trust, a Maryland real estate investment trust, dated December 22, 2015, the prospectus supplement, dated September 11, 2017, the prospectus supplement, dated September 22, 2017, and the prospectus supplement, dated September 27, 2017, relating to the resale from time to time of up to 5,258,420 of our common shares of beneficial interest, $0.01 par value per share (adjusted for the effect of the 1-for-3 reverse share split of our common shares effective on December 30, 2016), that may be issued upon the exchange of $115,000,000 aggregate principal amount of 3.75% Exchangeable Senior Notes due 2019 of GPT Property Trust LP, a Delaware limited partnership.
You should read this prospectus supplement in conjunction with the prospectus and all previous supplements. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.
The following table sets forth information, as of September 29, 2017, with respect to the selling shareholders and the maximum number of resale shares that could become beneficially owned by each selling shareholder should we issue common shares to such selling shareholder that may be offered pursuant to this prospectus supplement upon the exchange of the notes. The information is based on information provided by or on behalf of the selling shareholders. The selling shareholders may offer all, some or none of the resale shares. The number of resale shares shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the exchange rate of 45.7255 common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The exchange rate on the notes is subject to adjustment upon the occurrence of certain events. Accordingly, the maximum number of common shares issuable upon the exchange of the notes may increase or decrease from time to time. The percentage of common shares beneficially owned following the exchange is based on 160,669,468 common shares issued and outstanding as of September 28, 2017.
Based on information provided to us by the selling shareholders and as of the date the same was provided to us, assuming that the selling shareholders sell all the resale shares and do not acquire any additional shares during the offering, the selling shareholders will not own any shares other than those appearing in the column entitled “Common Shares Owned After Resale.” We cannot advise as to whether the selling shareholders will in fact sell any or all of such shares. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which they provided the information set forth in the table below.
With respect to the information presented concerning the selling shareholders listed in the table below, we have not conducted any independent inquiry or investigation to ascertain that information and have relied on written questionnaires furnished to us by the selling shareholders for the express purpose of including that information in a registration statement for the registration of the resale shares.

Selling Shareholder Name	Common Shares Owned Prior to the Exchange	Maximum Number of Common Shares Issuable Upon Exchange(1)	Common Shares Owned Following the Exchange(1)(2)		Number of Common Shares Offered	Common Shares Owned After Resale(2)(3)
			Number	%		Number(3)%
Blackwell Partners LLC Series B(4)	0	160,039	160,039	*	160,039	0	*
LMAP Kappa Limited(5)	0	164,611	164,611	*	164,611	0	*
Silverback Opportunistic Credit Master Fund Limited(6)	0	132,603	132,603	*	132,603	0	*
Basso Holdings Ltd.(7)	0	332,835	332,835	*	332,835	0	*
CSS, LLC(8)	0	114,313	114,313	*	114,313	0	*
Lake Como Convertible Bond Fund, L.P.(9)	0	685	685	*	685	0	*
The Bank of New York Mellon FBO The Doctors Company(10)	0	71,103	71,103	*	71,103	0	*
Snow Park Capital Partners, LP(11)	0	137,176	137,176	*	137,176	0	*
Deutsche Bank AG(12)	0	91,451	91,451	*	91,451	0	*
Wells Fargo Securities LLC(13)	2,600,000(14)	347,056	2,947,056	1.83%	347,056	2,600,000(14)	1.62%
Goldman Sachs & Co. LLC FBO Geode Diversified Fund(15)	0	457,255	457,255	*	457,255	0	*
Ell & Co FBO United HealthCare Insurance Company(16)	0	54,870	54,870	*	54,870	0	*
Oppenheimer & Co, Inc.(17)	0	17,375	17,375	*	17,375	0	*

Selling Shareholder Name	Common Shares Owned Prior to the Exchange	Maximum Number of Common Shares Issuable Upon Exchange(1)	Common Shares Owned Following the Exchange(1)(2)		Number of Common Shares Offered	Common Shares Owned After Resale(2)(3)
			Number	%		Number(3)%
Pennsylvania National Insurance Companies(18)	0	9,145	9,145	*	9,145	0	*
Society Insurance(19)	0	13,717	13,717	*	13,717	0	*
Investors Heritage Life Insurance Company(20)	0	9,145	9,145	*	9,145	0	*
Frankenmuth Mutual Insurance Company(21)	0	9,145	9,145	*	9,145	0	*
Bank of America Merrill Lynch FBO Bluefin Trading LLC(22)	0	45,725	45,725	*	45,725	0	*
Bank of America Merrill Lynch(23)	0	1	1	*	1	0	*
UBS Securities LLC FBO 1992 MSF International Ltd.(24)	0	1,454,573	1,454,573	*	1,454,573	0	*
1992 MSF International Ltd. (24)	0	434,392	434,392	*	434,392	0	*
Bank of America Merrill Lynch FBO Citadel Equity Fund Ltd.(25)	0	73,160	73,160	*	73,160	0	*
Citadel Equity Fund Ltd.(25)	0	387,843	387,843	*	387,843	0	*
Stifel, Nicolaus & Co., Inc.(26)	0	18,290	18,290	*	18,290	0	*
J.P. Morgan Securities LLC(27)	0	137,176	137,176	*	137,176	0	*

Selling Shareholder Name	Common Shares Owned Prior to the Exchange	Maximum Number of Common Shares Issuable Upon Exchange(1)	Common Shares Owned Following the Exchange(1)(2)		Number of Common Shares Offered	Common Shares Owned After Resale(2)(3)
			Number	%		Number(3)%
Unnamed shareholders or any future transferees, pledgees, donees or successors of or from such unnamed shareholders(28)		584,736			584,736
Total		5,258,420(29)			5,258,420(29)

*	Less than one percent of the outstanding common shares.

(1)
The percentage ownership is determined for each selling shareholder by taking into account the issuance and sale of our common shares issued in exchange for the notes of only such selling shareholder. Amounts also assume that no transactions with respect to our common shares or the notes occur other than the exchange.

(2)	Amounts assume that all of the notes are exchanged for our common shares.

(3)
Amounts assume the selling shareholders sell all of the common shares being offered by this prospectus supplement. The percentage is calculated assuming that each selling shareholder sells all of the shares offered by this prospectus supplement. It is difficult to estimate with any degree of certainty the amount and percentage of common shares that would be held by each selling shareholder after completion of the offering.

(4)
Silverback Asset Management, LLC (“Silverback”) is the investment advisor of Blackwell Partners LLC – Series B (“Blackwell”). Elliott Bossen, Chief Investment Officer of Silverback, or his designees, has the power to direct the voting and disposition of the securities held by Blackwell.

(5)
Silverback is the investment advisor of LMAP Kappa Limited (“LMAP”). Elliott Bossen, Chief Investment Officer of Silverback, or his designees, has the power to direct the voting and disposition of the securities held by LMAP.

(6)
Silverback is the investment advisor of Silverback Opportunistic Credit Master Fund Limited (“Opportunistic”). Elliott Bossen, Chief Investment Officer of Silverback, or his designees, has the power to direct the voting and disposition of the securities held by Opportunistic.

(7)
Basso Capital Management, L.P. (“Basso”) is the investment manager of Basso Holdings Ltd. (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, an entity which is the general partner of Basso. Mr. Fischer and other managing members have ultimate responsibility for trading with respect to the Fund.

(8)
Nicholas D. Schoewe and Clayton A. Struve have voting and dispositive authority over the shares held by CSS, LLC. CSS, LLC indicated that it is a registered broker-dealer. CSS, LLC has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that CSS, LLC did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(9)
Pier 88 Investment Partners LLC (“Pier 88”) is the investment manager of Lake Como Convertible Bond Fund, L.P. (“Lake Como”). Francis Timons, Chief Executive Officer and Chief Investment Officer of Pier 88, has the power to direct the voting and disposition of the securities held by Lake Como.

(10)
Pier 88 is the investment manager of The Doctors Company, an Interinsurance Exchange (the “Doctors Company”). Francis Timons, Chief Executive Officer and Chief Investment Officer of Pier 88, has the power to direct the voting and disposition of the securities held by the Doctors Company.

(11)
Snow Park Capital Partners, L.P. (“Snow Park”) is an investment company registered under the Investment Company Act of 1940. Jeffrey Pierce, managing partner of Snow Park, has the power to direct the voting and disposition of the securities held by Snow Park.

(12)
Deutsche Bank AG is an affiliate of Deutsche Bank Securities Inc., a registered broker-dealer. Deutsche Bank AG has represented that it acquired its securities in the ordinary course of business as transaction-based compensation and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that Deutsche Bank AG did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(13)
Darren J. Langis has sole voting and dispositive power over the securities held by Wells Fargo Securities LLC (“Wells Fargo”). Wells Fargo indicated that it is a registered broker-dealer. Wells Fargo has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that Wells Fargo did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

In the ordinary course of business, Wells Fargo and its affiliates have provided in the past, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for Gramercy Property Trust for which they have received or will receive customary fees and commissions. Wells Fargo is an agent under Gramercy Property Trust’s existing at the market equity issuance program. An affiliate of Wells Fargo is a lender under certain credit facilities of Gramercy Property Trust.

(14)
As of August 31, 2017, Wells Fargo and its affiliates held approximately 2,600,000 common shares of Gramercy Property Trust for the benefit of third parties or in customer fiduciary accounts in the ordinary course of business. Additionally, as of August 31, 2017, Wells Fargo and its affiliates held approximately 28,000 shares of Gramercy Property Trust’s 7.125% Series A Preferred Shares for the benefit of third parties or in customer fiduciary accounts in the ordinary course of business.

(15)
Geode Diversified Fund is a segregated account of Geode Capital Master Fund Ltd. Geode Capital Management LP is the investment manager of Geode Capital Master Fund Ltd. – Geode Diversified Fund (“Diversified”). Mitch Livstone and Ted Blake, portfolio managers of Diversified, have the ultimate dispositive power of the securities held by Diversified.

(16)	United HealthCare Insurance Company is a wholly-owned subsidiary of UnitedHealth Group Incorporated, a publicly traded company.

(17)
John Hellier, Senior Managing Director of Oppenheimer & Co., Inc. (“Oppenheimer”) has voting and dispositive authority over the shares held by Oppenheimer. Oppenheimer indicated that it is a registered broker-dealer. Oppenheimer has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that Oppenheimer did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(18)
Conning Inc. (“Conning”) is the asset manager of Pennsylvania National Insurance Companies (“Pennsylvania National”). Matthew Reilly, Vice President of Conning, Andrew Pace, Director of Conning, and Sean Hughes, Director of Conning, have the power to direct the voting and disposition of the securities held by Pennsylvania National.

(19)
Conning is the asset manager of Society Insurance. Matthew Reilly, Vice President of Conning, Andrew Pace, Director of Conning, and Sean Hughes, Director of Conning, have the power to direct the voting and disposition of the securities held by Society Insurance.

(20)	Investors Heritage Life Insurance Company is a wholly-owned subsidiary of Investors Heritage Capital Corp, a publicly traded company.

(21)
Conning is the asset manager of Frankenmuth Mutual Insurance Company (“Frankenmuth”). John Rappaport, Vice President of Conning, Andrew Pace, Director of Conning, and Sean Hughes, Director of Conning, have the power to direct the voting and disposition of the securities held by Frankenmuth.

(22)
Gennady Zavilevich and Peter Gutierrez have voting and dispositive authority over the shares held by Bluefin Trading LLC (“Bluefin”). Bluefin indicated that it is a registered broker-dealer. Bluefin has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that Bluefin did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(23)
Bank of America Merrill Lynch (“BAML”) is a wholly-owned subsidiary of Bank of America Corporation, a publicly traded company. BAML indicated that it is a registered broker-dealer. BAML has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that BAML did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(24)
Highbridge Capital Management, LLC (“HCM”) is the trading manager of 1992 MSF International Ltd. (“MSF”). Dan Duggan, Portfolio Manager and Managing Director of HCM, has voting and dispositive authority over the shares held by MSF.

(25)
Citadel Advisors LLC (“CAL”), an investment advisor registered under the Investment Advisor Act of 1940, acts as investment advisor to Citadel Equity Fund Ltd. (“Citadel Equity”). CAL is controlled by Kenneth Griffin who may be deemed to have voting and dispositive authority over the shares held by Citadel Equity.

Citadel Equity is an affiliate of Citadel Securities LLC, Citadel Clearing LLC, Citadel Securities Institutional LLC and Palafox Trading LLC. Citadel Equity has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that Citadel Equity did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(26)
Stifel, Nicolaus & Co., Inc. (“Stifel”) is a wholly-owned subsidiary of Stifel Financial Corp., a publicly traded company. Stifel indicated that it is a registered broker-dealer. Stifel has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that Stifel did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(27)
J.P. Morgan Securities LLC (“J.P Morgan Securities”) is a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly traded company. J.P. Morgan Securities indicated that it is a registered broker-dealer. J.P. Morgan Securities has represented that it acquired its securities in the ordinary course of business for investment purposes and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that J.P. Morgan Securities did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(28)	We will identify additional selling shareholders, if any, by prospectus supplement before they may offer or sell their securities as and when required.

(29)	Revised total amount of shares reflects that cash has been paid in lieu of fractional shares.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 3 of the prospectus and the risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2017.